Resolute Forest Products Inc.

111 Duke Street, Suite 5000

Montreal, Quebec H3C 2M1

December 20, 2012

By EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance

RE:	Resolute Forest Products Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 1-33776

Dear Ms. Blye:

On behalf of Resolute Forest Products Inc., a Delaware corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter to Mr. Richard Garneau, the Company’s president and chief executive officer, dated December 6, 2012. The comment letter refers to the Company’s annual report on Form 10-K, for the fiscal period ended December 31, 2011 (the “Form 10-K”).

The Company’s response is included below. For convenience of reference, the Staff comments are reprinted in italics, and followed by the Company’s response.

General

1.	You state on page 25 that you do business in growing markets such as Latin America and the Middle East. You note on page 35 changes in pulp shipments to Latin America and to Africa. The referenced regions can be understood to include Cuba, Syria, Iran and Sudan. As you are aware, Cuba, Syria, Iran and Sudan are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please tell us about any contacts with Cuba, Syria, Iran or Sudan since your letters to us of August 7, 2009 and September 4, 2009. Describe to us the nature and extent of your past, current, and anticipated contacts with those countries since your prior letters, whether through subsidiaries, resellers, distributors, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, and services you have provided to those countries, and any agreements, commercial arrangements, or other contracts you have had with the governments of those countries or entities controlled by those governments.

Securities and Exchange Commission

December 20, 2012

Response to Comment 1:

Since the Company’s 2009 response to the Staff, except as described below, to its knowledge, neither the Company nor any of its direct or indirect subsidiaries has sold products, equipment, components, technology or services to or for delivery to Cuba, Iran, Syria or Sudan or the governments of Cuba, Iran, Syria or Sudan or entities controlled by those governments, and neither has any agreement, commercial arrangement or other contracts with the governments of those countries or entities controlled by those governments.

In February of 2011, a Canadian subsidiary of the Company sold to For-Fiber Inc., a Canadian entity, 635 tons of paper products (valued at approximately US$470,000) produced at one of the Company’s Canadian mills, that the Company believes was resold to an end user located in Syria. In June 2011, that same Canadian Company subsidiary sold to Almassa International, Inc., a Canadian entity, 1,271 tons of paper products (valued at approximately US$966,000) produced at one of the Company’s Canadian mills, that we believe was resold to an end user located in Syria. We are not aware of any other sales, direct or indirect, of our products to end users located in Cuba, Iran, Syria or Sudan since our 2009 response to the Staff.

On December 1, 2009, the Company and certain of its subsidiaries (collectively, the “Licensees”) applied for a license from the United States Department of the Treasury for the sale and export of newsprint to Almassa International, Inc. for resale and reexport to an end user in Iran. The license was granted on December 28, 2009, but the Licensees did not sell nor export any product under the license. The export license expired in December of 2010 and was not renewed.

2. Please discuss the materiality of your contacts with Cuba, Syria, Iran and Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Syria, Iran and Sudan.

Response to Comment 2:

As noted in the Company’s Form 10-K, the Company reported consolidated total sales of approximately $4.8 billion in 2011. On a quantitative basis, the aggregate dollar amounts of all paper product sales ultimately delivered by customers to end users located in Syria represented under

Securities and Exchange Commission

December 20, 2012

0.03% of total sales for fiscal 2011. Therefore, from a quantitative standpoint, the Company believes that these past, indirect contacts with Syria do not constitute a material investment risk for its security holders. If customers of the Company or its subsidiaries in the future resell any of the Company’s paper products to end users located in Syria, the Company has no reason to believe that the proportion of such business to its global sales would be materially larger than was the case in fiscal 2011.

On a qualitative basis, the Company believes that a reasonable investor would not deem the Company’s or its subsidiaries’ limited and indirect past contacts with Syria important in making an investment decision with respect to the Company’s securities. The Company and its subsidiaries have had only the two sales noted above to Syria in the last three years, and have had no new sales, direct or indirect, since June 2011. The Company does not seek sales to Syria or customers in Syria. The Company is not aware of any complaint from state or municipal governments, universities, or other investors as a result of its past sales of paper products to customers who have resold to Syria, nor is the Company aware of any divestment measure that would target this activity. Therefore, the Company believes that the indirect and very limited activities involving Syria described above are unlikely to have a material impact on the Company’s reputation or share value.

*    *    *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (514) 394-2296.

Sincerely,

/s/ Jacques P. Vachon

Jacques P. Vachon
Senior Vice President and
Chief Legal Officer